Filed by Parsley Energy, Inc.

(Commission File No. 001-36463)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Jagged Peak Energy Inc.

(Commission File No. 001-37995)

INVESTOR PRESENTATION 3Q »2017 SEPTEMBER 25, 2018 Goldman Sachs Global Energy Conference January 2020

Important Disclosures No Offer or Solicitation Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information for Stockholders In connection with the proposed transaction, Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. (“Jagged Peak”) have filed, and the Securities and Exchange Commission (“SEC”) has declared effective, materials including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”), that includes a definitive joint proxy statement/prospectus of Parsley and Jagged Peak, which was mailed to stockholders of Parsley and Jagged Peak. This presentation is not a substitute for the definitive joint proxy statement/prospectus or the Registration Statement, including any amendments or supplements thereto, or for any other document that Parsley or Jagged Peak may file with the SEC and/or send to Parsley’s stockholders and/or Jagged Peak’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com. Participants in the Proxy Solicitation Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s stockholders and Jagged Peak’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking & Cautionary Statements Cautionary Statement Regarding Forward-Looking Statements Certain statements in this presentation concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that stockholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Industry and Market Data This presentation has been prepared by Parsley and includes market data and other statistical information from third-party sources, including independent industry publications, government publications or other published independent sources. Although Parsley believes these third-party sources are reliable as of their respective dates, Parsley has not independently verified the accuracy or completeness of this information. Some data are also based on Parsley’s good faith estimates, which are derived from its review of internal sources as well as the third-party sources described above.

Parsley Energy Overview

3Q19 Highlights

- Generated free cash flow(1)
- Initiated quarterly dividend
- Tightened 2019 capital budget range
- Raised 2019 capital efficiency target
- Announced accretive Delaware Basin acquisition, enhancing position as…

Premier Permian Pure-Play

- Economies of scale and core inventory depth
- Elite return profile
- Advantaged operating margins
- Efficient and sustainable growth
- Financial flexibility with strong balance sheet

Pro Forma Parsley Energy Acreage(2)

Net Leasehold Acreage: ~266,000 (96% Operated)
Midland Basin: ~146,000
Delaware Basin: ~120,000
Net Royalty Acreage: ~7,900
Standardized Royalty Acreage (12.5% NRI): ~63,000(3)


GAINES
DAWSON
BORDEN
Midland Basin
ANDREWS
MARTIN
HOWARD
LOVING
WINKLER
ECTOR
MIDLAND
GLASSCOCK
CULBERSON
Delaware Basin
WARD
Central Basin Platform
REEVES
CRANE
UPTON
REAGAN
PECOS
Pro Forma Parsley Acreage(2)

Pro Forma Market Snapshot(2)(4)

NYSE Symbol: PE
Market Cap: $8,093 MM
Net Debt: $2,915 MM
Enterprise Value: $11,008 MM
Share Count: 413 MM

(1) Free cash flow (outspend) is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) As of 9/30/2019 pro forma for pending JAG acquisition announced 10/14/2019 (utilizing publicly available JAG data as of 11/5/2019) and scheduled 2019 acreage expirations recorded in 4Q18; (3) ~7,900 net royalty acres are shown on a 100% NRI basis. If Parsley's royalty ownership is standardized to a 12.5%, or 1/8th, royalty interest, Parsley's net royalty acreage would equate to approximately 63,000 net royalty acres; (4) Market capitalization calculated using fully diluted Parsley share count of 317 MM shares (281 MM Class A shares plus 36 MM Class B shares) as of 11/5/2019, Jagged Peak shares outstanding using publically available data as of 10/14/2019, and Parsley closing price as of 1/3/2020. Net debt as of 9/30/2019 for Parsley and Jagged Peak. Net Debt is a non-GAAP financial measure defined as total debt less cash and cash equivalents. Enterprise Value is calculated as market capitalization plus net debt, where market capitalization is calculated as share price times the sum of Class A shares outstanding and Class B shares outstanding. Because non-controlling interest represents the portion of total book value of equity allocated to Class B shareholders, it is already represented in the enterprise value calculation by the inclusion of Class B shares in the calculation of market capitalization, and should not be added separately as a component of enterprise value.

4

Delivering on 2019 Action Plan

PARSLEY

Guiding Principles	2019 Action Plan	Accountability	Progress through 3Q19
Discipline	Rate of Return ("ROR")-driven approach to well selection	Improve capital efficiency by 8-10%+ YoY[(1)]	✓ Tracking ahead of plan; targeting **14-16%+ YoY improvement** in capital efficiency[(1)]
	Accelerate timeline to self-funded growth	Outspend by less than $250 million in any oil price environment[(2)]	✓ **Generated free cash flow in 3Q19**[(2)]
	Further increase visibility on management and shareholder alignment	Addition of corporate returns metric to 2019 incentive plan	✓ Added CROCI to 2019 incentive plan[(3)]; **initiated quarterly dividend in 3Q19**[(4)]
Stability	Defend and extend operational efficiency gains	Increase footage drilled/completed per rig/crew over FY18 levels	✓ YTD footage drilled/completed per rig/crew **registered double digit growth** from FY18 levels
	Work with high-performing service partners on pricing and contracting	Improve capital efficiency by 8-10%+ YoY[(1)]	✓ Tracking ahead of plan; targeting **14-16%+ YoY improvement** in capital efficiency[(1)]
	Hedge to protect cash flow and balance sheet while retaining oil price upside	Outspend by less than $250 million in any oil price environment[(2)]	✓ Majority of 2020 oil production is hedged
	Sustain culture that promotes and prioritizes community stewardship	Collaborate with Permian Strategic Partnership ("PSP"); publish Sustainability Report by year-end 2019	✓ On track to publishing Sustainability Report by YE19; established Nominating, Environmental, Social & Governance Board Committee
Foresight	Leverage legacy water infrastructure investments	Increase 3rd party water revenues and/or explore strategic alternatives	✓ Strategic review ongoing; expect decision by YE19
	Exercise patience on incremental crude transport agreements	Deliver healthy long-term realized oil prices while limiting minimum volume commitments	✓ Dependable flow assurance, diversified pricing, and tight API gravity range (41° average) translating to favorable realized oil prices

(1) Capital efficiency calculated as barrels of organic oil production added ($Q4_1/Q4_0$, adjusted for proved developed producing ("PDP") oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. Adjusted for divestitures closed after 9/30/2018; (2) Free cash flow (outspend) is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (3) Disclosed in definitive proxy statement for 2019 annual meeting (filed with SEC on 4/8/2019). Cash return on capital invested ("CROCI") is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital; (4) Announced 8/26/2019. Paid to all equityholders including Class A stockholders and PE unitholders/Class B stockholders.

5

Setting the Course for a Resilient Future Parsley comprehensively delivered on its 2019 Action Plan Eclipsed key financial targets and progressed various ESG initiatives Published inaugural Corporate Responsibility Report in December 2019 Collaborated with Permian Strategic Partnership on impactful community projects Formed new ESG-focused employee committee Prioritizing Community Stewardship PSP - One of 19 companies working with regional leaders to address key challenges Commitment of more than $30 million in 2019 for identified projects Inaugural Corporate Responsibility Report View the report at: www.ParsleyEnergy.com/CRR Expect to publish annually ENVIRONMENTAL SOCIAL GOVERNANCE ESG-focused Board and Employee Committees Board committee: Nominating, Environmental, Social, and Governance Committee Includes oversight of environmental, climate, safety, social and other corporate responsibility matters Employee committee: Safety, Sustainability, and Corporate Responsibility Planning and Disclosure Committee Led by Chief Operating Officer Road Safety Housing Education Healthcare Workforce Development ü ü ü

Inaugural Corporate Responsibility Report

- Conducted materiality assessment following the Global Reporting Initiative (GRI) framework of topic identification, stakeholder feedback, prioritization, and senior leader validation
- Reported data includes metrics on emissions, flaring, spills, and safety
- Improved significantly from 2016 to 2018
  - 38% reduction in Total Fluid Spill Rate[1]
  - 17% reduction in Flaring Intensity
  - 5% reduction in GHG Emissions Intensity

2018 Total Fluid Spill Rate[1]



0.200
0.150
0.100
0.050
0.000
Permian E&Ps[2]
PE[3]

2018 Flared Volumes[4]



5%
4%
3%
2%
1%
0%
Industry[5]
PE

2018 GHG Emissions Intensity ($mtCO_2/MBoe$)[6]



25
20
15
10
5
0
Permian pure-play E&Ps lower than broader industry group
Industry[7]
PE

(1) Calculated as the total Bbls of fluid spilled divided by MBbls produced; (2) Source: Permian Basin Petroleum Association's "2018 HSE Benchmarking Survey"; (3) Data includes all spills that are reportable to a regulatory agency and non-reportable spills; (4) Represents the percentage of Permian gas production flared; (5) Source: Rystad Energy. Reflects median of following companies: Admiral Permian Resources, APA, BP, BTA Oil Producers, Capitan Energy, CDEV, COP, CPE, CrownQuest, CRZO, CVX, CXO, Discovery Natural Resources, DVN, ECA, Endeavor Energy Resources, EOG, EPEG, FANG, Fasken Oil and Ranch, Hunt Oil, JAG, LPI, Mewbourne Oil Company, MRO, MTDR, NBL, OXY, PDC, PXD, QEP, RDS, Sable Permian Resources, SM, Surge Energy, WPX, XEC, and XOM; (6) Includes Scope 1 greenhouse gas ("GHG") emissions; (7) Source: company reports. Companies include BP, COP, CVX, DVN, EOG, FANG, HES, MRO, NBL, OXY, and PXD.

7

Enhancing a Competitive Advantage Among Independent E&Ps

PARSLEY

- Outpacing top quartile operators in key value drivers highlights Parsley's **competitive advantage**
  - Pending Jagged Peak acquisition enhances Parsley's standings and sustains this relative edge
- Focus remains fixed on return of each incremental dollar invested
  - Significant insider ownership enables participation in value creation alongside public shareholders

Asset Quality & Operational Efficiency	Commodity Weighting	Scale & Accretive Growth	Aligned Interests



Relative Rank
Pro Forma
Pro Forma
Pro Forma
Pro Forma
Pro Forma
Pro Forma
Operating Margin(1)(6)
Recycle Ratio(1)(6)
% Oil(2)(6)
Horizontal Rigs in Lower-48(3)(6)
Debt-Adjusted DCF/Share Growth(4)(6)
Insider Ownership(5)(6)

- ● Operators with Top Quartile Valuation[7]
- ● Operators with Interquartile Valuation[7]
- ● Operators with Bottom Quartile Valuation[7]
- — Parsley Energy Standalone
- ◆ Parsley Energy Pro Forma[8]
- ◆ Average Rank of Operators with Top Quartile Valuation[7]
- ◆ Average Rank of Operators with Bottom Quartile Valuation[7]

(1) Seaport Global Securities E&P Comps as of 10/21/2019. 2Q19 operating margin as defined by Seaport Global Securities. Operating margin is a non-GAAP financial measure. Recycle ratio is equal to 2Q19 operating margin divided by 2018 PD F&D. For definitions of PD F&D and recycle ratio, please see slide 27. Figures for PE adjusted to reflect reported actuals where appropriate; (2) FactSet. Based on 2Q19 reported production; (3) DrillingInfo as of 10/25/2019; (4) FactSet; 2018 debt-adjusted discretionary cash flow per share growth. Debt-adjusted discretionary cash flow per share is equal to discretionary cash flow divided by debt-adjusted shares. Discretionary cash flow is equal to cash flow from operations less changes in working capital. The number of debt-adjusted shares is equal to the number of fully diluted shares plus total debt minus cash divided by average share price in the period; (5) Bloomberg. Total value ($) of executive officer and director ownership; (6) Peers include APA, AR, AXAS, CDEV, CHK, CLR, COG, CPE, CRZO, CXO, DVN, ECA, EOG, EQT, ESTE, FANG, HES, JAG, LPI, MRO, MTDR, MUR, NBL, OAS, OXY, PDCE, PXD, QEP, RRC, SM, SRCI, SWN, WLL, WPX, XEC, and XOG; (7) Valuations from FactSet as of 10/25/2019 and defined as enterprise value divided by consensus 2019 EBITDAX estimates; (8) Pro forma for pending JAG acquisition announced 10/14/2019 (utilizing publicly available JAG data as of 11/5/2019). Pro forma figures for operating margin, recycle ratio, percent oil, and debt-adjusted discretionary cash flow per share growth calculated using a weighted average based on reported production. Pro forma figures for horizontal rigs in Lower-48 and insider ownership calculated by summing PE and JAG figures.

8

Jagged Peak Transaction – Synergy Scorecard

- Stock-for-stock, low-premium transaction ensures synergies accrue to all shareholders
  - Modest premium paid is materially below present value of G&A synergies(1)
- Integration success aligns with go-forward incentive plan for all Parsley employees

	Commentary	Annual Value *(Low – High)*	Timing
Primary Synergy			
General & Administrative and Operational	▶ **G&A and operational synergies** expected to be realized in near term ▪ Austin-based company with a single management team	~$40-50 million *PV-10 of ~$250-$300 million(1)*	▶ ~$25 million in 2020E ▶ ~$40-50 million in 2021E+
Additional Synergies			
Capital Efficiency Gains	▶ Well cost savings based on applying Parsley demonstrated Delaware Basin cost metrics to Jagged Peak inventory		
Overlapping Acreage	▶ Land synergies driven by extending laterals and eliminating lease line buffers		
Development Pace Flexibility	▶ Dropping a rig in the pro forma company supports free cash flow profile without sacrificing benefits of scale ▶ Enhances ability to return capital to shareholders		
Water Infrastructure	▶ Potential to expand ongoing Parsley water infrastructure-related strategic initiatives		
Cost of Capital	▶ Accelerates progress toward investment grade credit profile and helps facilitate opportunistic debt refinancing in the future		

(1) Present value ("PV-10") defined as the present value of future cash flows utilizing a 10% discount rate. PV-10 range reflects estimated 10-year low and high end synergy total.

9

Jagged Peak Transaction – Revamped Delaware Cost Structure

PARSLEY

- Parsley significantly reduced Delaware well costs over the past 12 months
- Applying Parsley's scale advantage expected to help lower Jagged Peak's well costs
- Expect capital efficiency gains to enhance 2020 free cash flow[(1)] profile by $20-$40 million[(2)]

Delaware Cost Reductions Provide Capital Efficiency Tailwind

Parsley Standalone

PE Delaware costs down 20%+ in last 12 months

- Scale benefits
- Sustained operational efficiency
- Optimized well design

PE Base Well Design

Lateral Length: ~10,000'
Loadings: 2,400 #/ft; 50 Bbls/ft
Sand Type: Mostly NWS (2 RBS tests)[(5)]

Jagged Peak Standalone

JAG well costs also on downward trajectory

- Faster cycle times
- Well design tweaks
- Optimized facilities

JAG Base Well Design

Lateral Length: ~9,000'
Loadings: 2,100 #/ft; 50 Bbls/ft
Sand Type: 100% RBS

Parsley Pro Forma[(3)]

Significant Capex Savings Potential

- Translates to and estimated $20-$40 mm of savings in 2020[(2)]
- Service cost deflation offers further savings potential

Contemplated Base Well Design

- Collaborative approach to best practices
- Increased RBS usage



Drilling, Completion, and Equipment ($/ft)(4)
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$1,075 - $1,150
PE 3Q18 ('19 Budget Season)
PE 2Q19
PE 3Q19 ('20 Budget Season)
JAG 3Q18
JAG 2Q19
JAG 3Q19(6)
Pro Forma 2020E

(1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Represents ~$100 per foot savings (relative to JAG 2019 targeted well costs of $1,250 per foot) applied to four rigs dedicated to acquired JAG assets; (3) Pro forma for pending JAG acquisition announced 10/14/2019; (4) Based on date wells placed on production. Excludes water infrastructure costs; (5) Northern White Sand ("NWS") and Regional Brown Sand ("RBS"); (6) Based on public data as of 11/7/2019.

10

Jagged Peak Transaction – Delaware Productivity

PARSLEY

- Jagged Peak wells outperforming comparable Parsley Delaware Basin wells by ~15%
- Familiar geology with more productive reservoir
  - Thicker Wolfcamp and 3rd Bone Spring targets moving northwest of Parsley's Trees Ranch area

More Productive Wells on Jagged Peak Acreage(1)


250
200
150
100
50
0
Cumulative Oil Production (MBo)
0
60
120
180
240
300
360
Parsley
Jagged Peak

Well-Delineated, Interlocking Acreage Positions


Parsley Acreage
Jagged Peak Acreage
Parsley Pads
Jagged Peak Pads
Cochise
Delaware Basin
WARD
Central Basin Platform
Whiskey River
Trees Ranch
REEVES
PECOS

(1) Source: DrillingInfo/Enverus. Includes wells placed on production from January 2017 to August 2019 in Trees Ranch, Whiskey River and Cochise areas. Normalized to 10,000' lateral length and adjusted for downtime.

11

Defend & Extend Capital Efficiency Gains

- 2019 Action Plan designed to **improve capital efficiency** and compress timeline to sustainable free cash flow(1)
  - Expected 8-10%+ YoY improvement driven by lower well costs, high-graded activity, and optimized completions
  - Raising targeted YoY improvement to 14-16%+ after encouraging year-to-date results

Adding More Barrels of Oil for Fewer Development Dollars

2019 Action Plan	2020 Preliminary Pro Forma Outlook
Delivering a step-change improvement in capital efficiency	JAG transaction helps preserve and build upon capital efficiency gains


Capital Efficiency Improvement vs. 2018 (%)(2)
Initial Target:
8-10%+
3-4%
4%
1-2%
Revised Target:
14-16%+
4-5%
5%
5-6%
The "New Normal"
Opportunity for Incremental Improvement

Optimized Completions
Encouraging early-time results validating shift in approach

Shifting Activity Mix
Confirmatory strong well results in Martin, Midland, and Upton Counties

Capex Savings
Cycle time improvement, well design tweaks, and reduced consumables costs

Shifting Activity Mix
- 4 rigs running on JAG assets
- Slight activity increase in Martin and Midland Counties

Capex Savings
- Scale benefits on JAG assets
- More local sand in Delaware
- Optimal project sizing (6-8 well projects)
- More efficient facilities spend

Service cost deflation offers further savings potential

(1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Capital efficiency calculated as barrels of organic oil production added ($Q4_1/Q4_0$, adjusted for PDP oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%.

12

Jagged Peak Transaction – Straight Forward Path to Value Creation

PARSLEY

Jagged Peak Transaction - Conviction in Value Creation

Increases Free Cash Flow

- Enhances free cash flow[1] without sacrificing benefits of scale

Enhances Top-Tier Corporate Returns

- Accretive to CROCI[2] and ROCE[3]
- Maintain ROR-focused development program

Sustains Capital Efficiency Gains

- Defends and extends capital efficiency gains

Jagged Peak Transaction - Confidence in Managing Execution Risk

Institutional Familiarity with JAG Assets

- Analyzed assets in 2012 and again in 2016 (pre-JAG IPO)
- Familiar geology – extension from PE Trees Ranch area
- Historical data sharing and non-operated participation



Parsley Acreage
Jagged Peak Acreage
Delaware Basin
WARD
Central Basin Platform
REEVES
PECOS

Moderating Activity Pace in Deflationary Environment

- **Operational bandwidth** – PE running 16 rigs one year ago
- **Activity pace** – Slowing down combined activity in 2020E
- **Deflationary environment** – helps ensure high-quality services



Operated Horizontal Rigs
0
5
10
15
20
25
Oil & Gas Extraction Producer Price Index(4) (Rolling 2-Month Average)
100
120
140
160
180
200
4Q18
1Q19
2Q19
3Q19
2020E
PE
JAG

(1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Cash return on capital invested ("CROCI") is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital; (3) Return on capital employed ("ROCE") is calculated by dividing the sum of net income and after-tax interest expense by the sum of average shareholder's equity and net debt. Net debt is a non-GAAP financial measure defined as total debt less cash and cash equivalents; (4) Source: Bloomberg. U.S. Bureau of Labor Statistics, Producer Price Index by Industry: Oil and Gas Extraction [PCU21112111],.

13

Strong, Flexible Financial Position

Maintains Healthy Leverage Profile with Ample Borrowing Capacity

- Pro forma Parsley leverage remains healthy at ~1.6x[1], consistent with that of standalone Parsley
  - Larger cash flow base and ample liquidity
  - Modest debt levels and no near-term maturities
- Increased scale and production levels accelerate path to an investment grade credit profile
  - May facilitate opportunistic debt refinancing in the future
- Strong pro forma hedge position, with a majority of 2020 oil production hedged

Favorable Debt Maturity Schedule



Parsley
Jagged Peak
$2,700
Remaining Borrowing Base
$1,000
Committed Amount
$230
Amount Drawn
$400
$1,100
$450
2H25
$650
1H25
$500
$700
2020
2021
2022
2023
2024
2025
2026
2027
Revolving Credit Facility ($MM)(2)
Senior Notes ($MM)

Note: Debt outstanding as of 9/30/2019 for Parsley and Jagged Peak; (1) Net leverage ratio calculated as net debt divided by trailing twelve months EBITDAX; (2) Parsley 2021 amount drawn on revolving credit facility reflects paydown of Jagged Peak amount drawn on Parsley RBL.

14

Guidance Summary

PARSLEY

	Prior 2019 Guidance	Updated 2019 Guidance
Production		
Net Oil Production (MBo/d)	85.0 - 86.5	86.4 - 87.4
Net Production (MBoe/d)	134.0 - 139.0	138.0 - 142.0
Capital Program		
Total Development Expenditures ($MM)	$1,400 - $1,490	$1,400 - $1,470
Drilling & Completion (% of Total)	~85%	~85%
Facilities, Infrastructure & Other (% of Total)	~15%	~15%
Activity		
Gross Operated Horizontal POPs[1]	135 - 140	~140
Midland Basin (% of Total)	~85%	~85%
Delaware Basin (% of Total)	~15%	~15%
Average Lateral Length	10,100' - 10,500'	10,200' - 10,500'
Gross Operated Lateral Footage (000's)	1,365' - 1,470'	1,430' - 1,470'
Average Working Interest	93 - 94%	93 - 94%
Units Costs		
Lease Operating Expenses ($/Boe)	$3.40 - $3.90	$3.40 - $3.65
Cash G&A ($/Boe)	$2.60 - $2.90	$2.50 - $2.70
Production & Ad Valorem Taxes (% of Total Revenue)	6% - 7%	6% - 7%

Delivering on 2019 Development Plan

Continuing to budget at $50 WTI

- Generated free cash flow[2] in 3Q19
- Tightening 2019 capital budget range
- Increasing targeted YoY improvement in capital efficiency to 14-16%+[3]
- Raising organic oil growth guidance to ~25% YoY[4]
- Lowering unit operating cost guidance by 3% at the midpoint
- Proactively managing 2H19 completion schedule to avoid the operational friction costs associated with budget exhaustion
  - **Facilitates steady organic growth in 1Q20**



4Q19 Guidance
88.5-92.0 MBo/d
Horizontal Rig Count
Net Oil Production (MBo/d)
20
18
16
14
12
10
8
6
4
2
0
100
90
80
70
60
50
40
30
20
10
0
3Q08
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Horizontal Rigs
Net Oil Production (MBo/d)

All guidance as of 11/5/2019. Updated 2019 guidance does not take into effect the acquisition of Jagged Peak, which is expected to close in the first quarter of 2020; (1) Wells placed on production; (2) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (3) Capital efficiency calculated as barrels of organic oil production added ($Q4_1/Q4_0$, adjusted for PDP oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. Adjusted for divestitures closed after 9/30/2018; (4) Adjusted for divestitures closed in 2018.

15

Maintaining Returns-Focused Development Approach

PARSLEY

Preliminary Pro Forma 2020 Outlook[1]

Continuing to budget at $50 WTI

- Enhanced free cash flow profile[2]
- Sustained capital efficiency[3]
- ROR steers capital allocation mix

Capex Budget:
- $1.6-$1.9B[4] (~15% YoY reduction)

Oil Production:
- 126-134 MBo/d[4] (~10% YoY growth)

2020E Capex Breakdown

	Midland	Delaware	TOTAL
Net Lateral Ft. POP'd (000's)			~1,600'
x Basin Allocation	~65%	~35%	
= Basin Net Lateral Ft. (000's)	~1,000'	~600'	
x Basin DC&E ($/Ft)	~$925	~$1,125	
= Basin DC&E ($MM)	~$925	~$675	
Total DC&E ($MM)			~$1,600
Other ($MM)[5]			~$150
TOTAL CAPEX ($MM)			~$1,750



GAINES
DAWSON
Midland Basin
BORDEN
MARTIN
HOWARD
ANDREWS
EDDY
LEA
GLASSCOCK
Delaware Basin
LOVING
WINKLER
ECTOR
Central Basin Platform
MIDLAND
CULBERSON
Slight moderation of pro forma activity prioritizes free cash flow growth
WARD
CRANE
UPTON
REAGAN
REEVES
JEFF DAVIS
Do not anticipate Parsley capital to be allocated to Big Tex area in 2020E
PECOS
Pro Forma Parsley Acreage
Pro Forma Rig Areas
Status Quo Rig Areas

(1) Pro forma for pending JAG acquisition announced 10/14/2019; (2) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (3) Capital efficiency calculated as barrels of organic oil production added ($Q4_1/Q4_0$, adjusted for PDP oil base decline) per million dollars of development capital expenditures; (4) Estimated annual production growth and capital expenditure reduction based on midpoints of updated PE 2019 and 2020 pro forma guidance ranges and midpoints of latest JAG 2019 guidance ranges obtained from publicly available data as of 11/5/2019. Assumes full year contribution of JAG in 2020; (5) Other capital expenditures includes non-operated activity, water infrastructure, geological/geophysical, and change in working backlog capex (wells in process at the beginning and end of the year).

16

Supplementary Slides

Water Assets – Parsley Water Company

PARSLEY

Dedicated Internal Water Team

Formed PWC in 3Q19 with focus on enhancing capital efficiency:

- **Higher Asset Utilization:**
  - New tank level metering system
  - Improved forecasting and planning
- **Lower Costs:**
  - Evaluating more permanent power tie-ins
  - Establishing more efficient business processes
  - Assessing recycling opportunities
- **Increased Accountability:**
  - New water-focused internal management team
  - Internal segment reporting increases transparency

Water Assets Overview

Robust Water Infrastructure Network[(1)]	PWC	JAG
Active Saltwater Disposal Wells (SWDs)	40+	10+
Permitted Disposal Capacity[(2)] (MMBbl/d):	1.5	0.3
Freshwater Storage Capacity (MMBbl):	65+	10+
Frac Pits:	130+	15+
Active Water Pipeline[(3)] (miles):	650+	150+



Midland Basin
MARTIN
HOWARD
GLASSCOCK
WINKLER
ECTOR
MIDLAND
Plan to integrate JAG water assets in 1H20
Delaware Basin
WARD
Central Basin Platform
CRANE
UPTON
REAGAN
REEVES
PECOS
Parsley
Jagged Peak
PE SWD
JAG SWD
PE SWD Pipeline
JAG SWD Pipeline
Proposed SWD Pipeline

(1) As of 12/31/2019; (2) Includes existing and permitted operated SWDs; (3) Includes fresh water and produced water pipelines.

18

Parsley Acquisition of Jagged Peak – A Natural Extension in the Permian Low-Premium Transaction is Accretive to Cash Flow per Share, Free Cash Flow(1) per Share, Cash Return on Capital Invested (“CROCI”)(2), and Net Asset Value Complementary and Contiguous Oil-Weighted Production and Inventory with Industry-Leading Margins Strengthens Operational Scale and Improves Corporate Agility Maintains Strong Balance Sheet with All-Stock Consideration Substantial, Near-Term Deliverable Synergies Support Additional Margin Expansion and Sustainability of Capital Efficiency Gains (1) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) CROCI is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital. Supports Free Cash Flow(1) Profile and Enhances Ability to Return Capital to Shareholders

Dialed in to Permian Scale Sweet Spot

- Efficient allocation of capital within the Permian requires **sufficient** scale
- Parsley believes **optimal** scale both retains corporate agility and ensures a voice in service market

Measuring Permian Scale by Rig Count(1)



Small-Scale
Optimal Scale
Mega-Scale
Operator Count
35
20
15
10
5
0
Corporate Benefits from Flexibility & Scale
Jagged Peak
Pro Forma
Parsley remains in the sweet spot to realize benefits of optimal scale
5 rigs or less
6-20 rigs
20+ rigs

		Small-Scale	Optimal Scale	Parsley Real-World Examples	Mega-Scale
Voice in Market	Preferred Partners	- Limited	+ Dynamic	**Midstream:** Sizable acreage position and growth visibility helped lock in favorable terms with quality midstream partners	+/- Smaller vendor pool
Voice in Market	Pricing Power	- Limited/Volatile	+ Moderate-to-Strong	**Procurement:** Comprehensive RFQ(2) processes for certain key services conducted every 3-6 months	+ Strong
Voice in Market	Operational Continuity	- Limited	+ Strong	**Quality Control:** High-performing crews facilitated step-change in completion efficiency in 2H18	+ Strong
Corporate Agility	Info Dataset / Implementation	+/- Small / Rapid	+ Moderate / Fast	**Development Approach:** Shift to 2019 "ROR-Optimized" plan in late-2018 required corporate agility and cohesive interdisciplinary collaboration	+/- Large / Slow
Corporate Agility	Mid/Downstream Integration Need	+ Low-to-Moderate	+ Opportunistic	**Integration:** Buildout of water infrastructure created a strategic asset	+/- Growing
Corporate Agility	Friction Costs	- High	+/- Moderate-to-Low	**Activity Cadence:** Absorbed downshift from 16 rigs to 11 rigs without disruption	+ Low

(1) DrillingInfo. Active horizontal drilling rigs in Midland and Delaware Basins as of 10/2/2019 pro forma for announced corporate M&A activity; (2) Request for quotation.

20

Long Reinvestment Runway Provides Development Optionality

PARSLEY

2019 Action Plan

- Durable, geographically balanced inventory enables shift to a more ROR-focused development approach in 2019
  - Higher concentration of activity in Martin, Midland, and Upton Counties
  - Combination of upsized fracs and wider spacing in select areas
  - Over a decade of running room in each distinct core geography at 2019 development patterns

2017-2018 Development Approach

- Geographically balanced program
- Emphasis on resource discovery and delineation

Publication Date: February 2019
Inventory Life: As of YE18
Development Pace: ~1.35MM ft/yr



Parsley Drill Spacing Unit ("DSU")(1) (~167,000 net acres)(2)
Other Parsley Acreage (~22,000 net acres)(2)
DSU Development Inventory Drilled(3)
2018 DSU Development Program(3)
2019E Development Program(4)
Remaining DSU Inventory Life at 2019E Pace(4)(5)
MARTIN
HOWARD
GLASSCOCK
ECTOR
MIDLAND
WARD
REEVES
PECOS
CRANE
UPTON
REAGAN
Central Basin Platform
10-15 Years
10-20 Years
25-35 Years
20-30 Years
25-30 Years
15-20 Years

(1) Leasehold where Parsley can drill or propose drilling horizontal wells with lateral lengths equal to or greater than 1-mile; (2) As of 6/30/2019 pro forma for 2019 acreage expirations recorded in 4Q18; (3) Development inventory includes operated locations in Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones in defined DSUs. Darker shade of blue represents actual 2018 development program; (4) Based on 2019E activity levels in each development area; (5) Bottom of inventory range represents development of inventory in defined DSUs utilizing increased proppant and wider spacing configuration, consistent with 2019 development approach and is comprised of 26 million gross (22 million net) lateral feet in proven formations (Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones). Top of inventory range represents full development inventory in defined DSUs and is comprised of 35 million gross (30 million net) lateral feet in proven formations.

21

JAG Transaction - Widening Reinvestment Runway with High-Return Projects

PARSLEY

Delivering on 2019 Action Plan

- Acreage trades and various small transactions have improved inventory quality by increasing working interests, specifically in Martin and Midland Counties
- Drilling/completion efficiency gains translated to increased footage for less capital
  - Expect to place on production ~100,000 more lateral feet than original budget (Martin/Midland, Glasscock, and Pecos)

Jagged Peak Transaction

- High-return Delaware projects slot into near-term development program
- Healthy inventory duration in each distinct core geography of 2019 development program

Publication Date: November 2019

Inventory Life: As of 4Q19; pro forma for Jagged Peak transaction(2)

Development Pace: ~1.9MM ft/yr(6)



Parsley Drill Spacing Unit ("DSU")(1) (~246,000 net acres)(2)
Other Parsley Acreage (~20,000 net acres)(2)
DSU Development Inventory Drilled(3)
2018 DSU Development Program(3)
2019E Development Program(4)
Remaining DSU Inventory Life at 2019E Pace(4)(5)
Years
MARTIN
8-11 Years
HOWARD
10-15 Years
ANDREWS
GLASSCOCK
15-25 Years
MIDLAND
ECTOR
20-30 Years
WARD
12-15 Years
REEVES
Central Basin Platform
CRANE
PECOS
UPTON
REAGAN
25-30 Years

(1) Leasehold where Parsley can drill or propose drilling horizontal wells with lateral lengths equal to or greater than 1-mile; (2) As of 9/30/2019 pro forma for pending JAG acquisition announced 10/14/2019 and scheduled 2019 acreage expirations recorded in 4Q18; (3) Development inventory includes operated locations in Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones in defined DSUs. Darker shade of blue represents actual 2018 development program; (4) Based on 2019E activity levels in each development area; (5) Bottom of inventory range represents development of inventory in defined DSUs utilizing increased proppant and wider spacing configuration, consistent with 2019 development approach and is comprised of 28 million gross (24 million net) lateral feet in proven formations (Lower Spraberry, Wolfcamp A, Wolfcamp B, Wolfcamp C, and 3rd Bone Spring zones). Top of inventory range represents full development inventory in defined DSUs and is comprised of 40 million gross (35 million net) lateral feet in proven formations. Remaining DSU inventory life ranges exclude actual footage completed through 3Q19; (6) Development pace is pro forma for pending JAG acquisition announced 10/14/2019 and includes ~1.45MM gross lateral feet for legacy PE assets and ~0.45MM gross lateral feet for legacy JAG assets.

22

Source: FactSet. Margin and cost data based on 2Q19 results. (1) Adjusted EBITDAX Margin is a non-GAAP financial measure. For a reconciliation of the non-GAAP financial measure of Adjusted EBITDAX Margin to the most directly comparable GAAP financial measure, please see the slides 23 and 24; (2) Peers include CDEV, CXO, FANG, LPI, MTDR, PXD, (3) IHS Horizontal wells only; (4) West Texas Light (WTL) Midland is defined as crude with an API gravity between 44.1°and 49.9°with a Sulphur content less than 0.40%. West Texas Sour (WTS) is defined as crude with an API gravity between 30.0°and 38.0°with a sulphur content less than 2.50%. Complementary High-Margin Assets Peer-Leading LOE Prioritizing Sustainable Free Cash Flow – Margin Insulation Combines teams that have prioritized cost vigilance and have delivered robust operating margins Corporate cost optimization facilitates further margin expansion Both Parsley and Jagged Peak are located in favorable oil quality windows with tight API gravity range across acreage footprint Produced oil volumes register a weighted average API gravity of ~41° Sales volumes not subject to WTL or WTS discounts(4) Permian API Gravity Sweet Spot(3) Peers(2) Peers(2) Parsley + Jagged Peak (1) Parsley + Jagged Peak ANDREWS ECTOR HOWARD MARTIN MIDLAND GLASSCOCK REAGAN UPTON CRANE PECOS REEVES WARD WINKLER LEA EDDY LOVING Midland Basin Central Basin Platform Delaware Basin <40° API Gravity 40-42° 42-44° 44-47° 47-50° 50°+ Parsley Acreage Jagged Peak Acreage

Parsley Jagged Peak Adjoining Positions Increase Returns Expands Company-Owned Water Business JAG SWD JAG Source Water Wells JAG SWD Pipeline PE Electrical Lines PE SWD Gathering JAG Fresh Water Pipeline JAG Pit Locations PE SWD PE SWD Pipeline Jagged Peak Transaction – Acreage Overlap and Water Assets Parsley Leasehold Parsley Minerals Jagged Peak Leasehold Combination will create highly contiguous, interlocking footprint in the Delaware Basin Allows for a more optimized lease geometry with additional extended lateral wells Owned water infrastructure benefits from increased scale Provides additional optionality for strategic initiatives

Pro Forma 2020 Hedge Position Methodical, consistent approach Protect cash flow stream in weaker oil price environment Preserve meaningful upside exposure in stronger oil price environment Align hedges with regional price exposure Hedge positions as of 1/3/2020 and pro forma for pending JAG acquisition announced 10/14/2019. Prices represent the weighted average price of contracts scheduled for settlement during the period; (1) Parsley receives the swap price; (2) When the reference price (Midland, MEH, or Brent) is at or above the call price, Parsley receives the call price. When the reference price is between the long put price and the short put price, Parsley receives the long put price. When the reference price is below the short put price, Parsley receives the reference price plus the difference between the short put price and the long put price; (3) Premium realizations represent net premiums paid (including deferred premiums), which are recognized as a loss in the period of settlement; (4) Swaps that fix the basis differentials representing the index prices at which Parsley sells its oil and gas produced in the Permian Basin less the WTI Cushing price. Open Crude Oil Derivatives Positions Open Natural Gas Derivatives Positions Hedging Strategy Updated with 11/4/2019 Panther-Jackal combined hedge matrix file Updated with 10/2/2019 Panther-Jackal combined hedge matrix file Variance (10/20 vs. 10/2) 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS OPTION CONTRACTS OPTION CONTRACTS WAHA WAHA WAHA Swaps - Waha (MMBtu/d)(1) 48242 48242 48152 48152 Swaps - Waha (MMBtu/d)(1) 8333 8333 8333 8333 Swaps - Waha (MMBtu/d)(1) 39909 39909 39819 39819 Swap Price ($/MMBtu) $1.08 $0.7 $0.9 $0.86 Swap Price ($/MMBtu) $1.08 $1.08 $1.08 $1.08 Swap Price ($/MMBtu) $0 $-0.38000000000000012 $-0.18000000000000005 $-0.22000000000000008 Total Option Contracts (MMBtu/d) 32609 48242 48242 48152 48152 Total Option Contracts (MMBtu/d) 32609 8333 8333 8333 8333 Total Option Contracts (MMBtu/d) 32609 39909 39909 39819 39819 Updated with 12/18/2019 Panther-Jackal combined hedge matrix file Updated with 10/2/2019 Panther-Jackal combined hedge matrix file Variance (10/20 vs. 10/2) 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS OPTION CONTRACTS OPTION CONTRACTS CUSHING CUSHING CUSHING Swaps – Cushing (MBbls/d)(1) 20 20 20 20 Swaps – Cushing (MBbls/d)(1) 20 20 20 20 Swaps – Cushing (MBbls/d)(1) Swap Price ($/Bbl) 58.25 58.25 58.25 58.25 Swap Price ($/Bbl) 58.25 58.25 58.25 58.25 Swap Price ($/Bbl) MIDLAND MIDLAND MIDLAND Three Way Collars - Midland (MBbls/d)(2) 26.373999999999999 26.373999999999999 16.303999999999998 16.303999999999998 Three Way Collars - Midland (MBbls/d)(2) 23.333333333333332 23.076923076923077 9.7826086956521738 9.7826086956521738 Three Way Collars - Midland (MBbls/d)(2) Short Call Price ($/Bbl) $68.13 $68.13 $65 $65 Short Call Price ($/Bbl) $68.571428571428569 $68.571428571428569 $65 $65 Short Call Price ($/Bbl) Long Put Price ($/Bbl) $56.63 $56.63 $55 $55 Long Put Price ($/Bbl) $56.857142857142854 $56.857142857142854 $54.666666666666664 $54.666666666666664 Long Put Price ($/Bbl) Short Put Price ($/Bbl) $46.63 $46.63 $45 $45 Short Put Price ($/Bbl) $46.857142857142854 $46.857142857142854 $44.666666666666664 $44.666666666666664 Short Put Price ($/Bbl) Swaps – Midland (MBbls/d)(1) 3.2970000000000002 3.2970000000000002 Swaps – Midland (MBbls/d)(1) 3.3330000000000002 3.2970000000000002 Swaps – Midland (MBbls/d)(1) Swap Price ($/Bbl) $55.2 $55.2 Swap Price ($/Bbl) 55.2 55.2 Swap Price ($/Bbl) MAGELLAN EAST HOUSTON ("MEH") MAGELLAN EAST HOUSTON ("MEH") MAGELLAN EAST HOUSTON ("MEH") Three Way Collars - MEH (MBbls/d)(2) 46.154000000000003 46.154000000000003 40.761000000000003 40.761000000000003 Three Way Collars - MEH (MBbls/d)(2) 41.7 41.2 32.6 32.6 Three Way Collars - MEH (MBbls/d)(2) 4.4540000000000006 4.9540000000000006 8.1610000000000014 Short Call Price ($/Bbl) $74.62 $74.62 $71.7 $71.7 Short Call Price ($/Bbl) $74.58 $74.58 $71.87 $71.87 Short Call Price ($/Bbl) $4.0000000000006253E-2 $4.0000000000006253E-2 $-0.17000000000000171 Long Put Price ($/Bbl) $59.05 $59.05 $58 $58 Long Put Price ($/Bbl) $58.94 $58.94 $57.8 $57.8 Long Put Price ($/Bbl) $0.10999999999999943 $0.10999999999999943 $0.20000000000000284 Short Put Price ($/Bbl) $49.05 $49.05 $48 $48 Short Put Price ($/Bbl) $48.94 $48.94 $47.8 $47.8 Short Put Price ($/Bbl) $0.10999999999999943 $0.10999999999999943 $0.20000000000000284 Swaps – MEH (MBbls/d)(1) 4.2389999999999999 4.2389999999999999 Swaps – MEH (MBbls/d)(1) 1 1 Swaps – MEH (MBbls/d)(1) Swap Price ($/Bbl) $56.3 $56.3 Swap Price ($/Bbl) 56.3 56.3 Swap Price ($/Bbl) BRENT BRENT BRENT Three Way Collars - Brent (MBbls/d)(2) 11.538461538461538 13.042999999999999 13.042999999999999 Three Way Collars - Brent (MBbls/d)(2) 11.538461538461538 11.413043478260869 11.413043478260869 Three Way Collars - Brent (MBbls/d)(2) 1.6299565217391301 1.6299565217391301 Short Call Price ($/Bbl) $74.285714285714292 $73.13 $73.13 Short Call Price ($/Bbl) $74.285714285714292 $74.285714285714292 $74.285714285714292 Short Call Price ($/Bbl) $-1.1557142857142964 $-1.1557142857142964 Long Put Price ($/Bbl) $62.29 $62.25 $62.25 Long Put Price ($/Bbl) $62.285714285714285 $62.285714285714285 $62.285714285714285 Long Put Price ($/Bbl) $-3.5714285714284699E-2 $-3.5714285714284699E-2 Short Put Price ($/Bbl) $52.285714285714285 $52.25 $52.25 Short Put Price ($/Bbl) $52.285714285714285 $52.285714285714285 $52.285714285714285 Short Put Price ($/Bbl) $-3.5714285714284699E-2 $-3.5714285714284699E-2 Total Option Contracts (MBbls/d) 95.825000000000003 107.36346153846154 94.347000000000008 94.347000000000008 Total Option Contracts (MBbls/d) 88.36633333333333 99.112384615384613 74.795652173913041 74.795652173913041 Total Option Contracts (MBbls/d) 7.458666666666673 8.2510769230769228 19.551347826086968 19.551347826086968 Premium Realization ($MM)(3) $-14.638500000000001 $-16.236000000000001 $-13.990500000000001 $-13.990500000000001 Premium Realization ($MM)(3) $-14.1195 $-15.717000000000001 $-11.548500000000001 $-11.548500000000001 Premium Realization ($MM)(3) BASIS SWAPS BASIS SWAPS BASIS SWAPS Midland-Cushing Basis Swaps (MBbls/d)(4) 31 30.945 26 26 Midland-Cushing Basis Swaps (MBbls/d)(4) 31 30.9 26 26 Midland-Cushing Basis Swaps (MBbls/d)(4) Basis Differential ($/Bbl) $-1.06 $-1.06 $-1.31 $-1.31 Basis Differential ($/Bbl) $-1.06 $-1.06 $-1.31 $-1.31 Basis Differential ($/Bbl) 4Q19 1Q20 2Q20 3Q20 4Q20 BASIS SWAPS OIL Midland-Cushing Basis Swaps (MBbls/d)(5) 0 31 30.945 Basis Differential ($/Bbl) $0 $-1.06 $-1.06 MEH-Cushing Basis Swaps (MBbls/d)(5) 2.12 Basis Differential ($/Bbl) $5.0999999999999996 GAS Waha-Henry Hub Basis Swaps (MMBtu/d)(5) 32609 Basis Differential ($/MMBtu) $-1.64 7/18 op model MBbl/d Hedged (left axis) Weighted Average Floor Price (right axis) Forecasted Corporate Oil Realization (Pre-Hedges) (right axis) 43677 WTI 66.900000000000006 $54.295246636771296 $55.736527524396223 43708 Midland 0 #DIV/0! $55.736527524396223 43738 MEH 0 #DIV/0! $55.785748293367313 Brent 0 $55.844827068562083 43769 WTI 66.900000000000006 $54.314260089686101 $55.903905843756853 43799 Midland 0 #DIV/0! $55.967233034959172 43830 MEH 0 #DIV/0! $55.917823286716335 Brent 0 $55.937411237151672 43861 WTI 0 $55.956999187587009 43890 Midland 26.373999999999999 $56.63 $55.742650883041875 43921 MEH 46.154000000000003 $59.05 $55.480318436797226 Brent 0 $55.347104136666673 43951 WTI 0 $55.213889836536111 43982 Midland 26.373999999999999 $56.63 $54.957924071420464 44012 MEH 46.154000000000003 $59.05 $54.717309315315461 Brent 11.538461538461538 $62.29 $54.624436493265435 44043 WTI 0 $54.531563671215416 44074 Midland 16.303999999999998 $54.236844342436171 44104 MEH 40.761000000000003 $58.000000000000007 $54.000953835898351 Brent 13.042999999999999 $62.25 $53.906074913218561 44135 WTI 0 $53.811195990538764 44165 Midland 16.303999999999998 $53.622103731947171 44196 MEH 40.761000000000003 $58.000000000000007 $53.457459388169283 Brent 13.042999999999999 $62.25 $53.263281616478125 44227 $53.069103844786966

Parsley Energy Standalone Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation. Workiva as of 10/31/2019 @ 9:20am 1 3 4 5 6 Unaudited, in thousands Year Ended December 31, 4Q18 1Q19 2Q19 3Q19 Adjusted EBITDAX reconciliation to net income: Net income (loss) attributable to Parsley Energy, Inc. stockholders $53,773 $,-24,064 $,115,935 $,119,710 $,369,127 $,106,774 Net income (loss) attributable to noncontrolling interests 11626 -3939 19059 19890 76842 17146 Depreciation, depletion and amortization 160754 173723 198563 211737 584857 352247 Exploration and abandonment costs 142622 22994 72 11988 Interest expense, net 32880 33002 33597 33578 162539 39345 Interest income -600 -291 -103 -216 131460 97381 Income tax expense (benefit) 16453 -7790 32625 34953 105475 5708 EBITDAX $,417,508 $,193,635 $,399,748 $,431,640 $1,424,836 $,610,665 Change in TRA liability $355 — — — 437 -35847 Stock-based compensation 4757 5322 4976 5175 19877 19619 Acquisition costs 165 — — — 167 10977 Gain on sale of property -16 — — -1887 1422 971 Accretion of asset retirement obligations 348 345 353 373 -6454 14332 Restructuring and other termination costs — — 1562 — 495 1060 Inventory write down — — — — 495 1060 Loss (gain) on derivatives -93115 119687 -19561 -56552 -50342 66135 Net settlements on derivative instruments 8600 -8339 -8455 3686 8084 15670 Net premiums on options that settled during the period -19115 -9516 -10232 -11765 -71566 -37103 Adjusted EBITDAX $,319,487 $,301,134 $,368,391 $,370,670 $1,326,956 $,670,370 2Q19 3Q19 3Q18 4Q18 1Q19 2Q19 3Q19 Adjusted EBITDAX Margin: LTM Adjusted EBITDAX $1,374,058 $1,359,682 LTM Production (MBoe) 45751 48897 10690 11026 11286 12749 13836 LTM Adjusted EBITDAX ($/Boe) $30.033398177089026 $27.807063828046712 2Q19 3Q19 Net Leverage Ratio: Revolving Credit Agreement due 2021 $40,000 $15,000 6.250% senior unsecured notes due 2024 400000 400000 5.375% senior unsecured notes due 2025 650000 650000 5.250% senior unsecured notes due 2025 450000 450000 5.625% senior unsecured notes due 2027 700000 700000 Total Debt $2,240,000 $2,215,000 Less: Cash and cash equivalents 64099 4660 Net Debt $2,175,901 $2,210,340 LTM Adjusted EBITDAX 1374058 1359682 Net Debt to LTM Adjusted EBITDAX 1.5835583359654395 1.6256301105699715

Pro Forma Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation. Data is pro forma for pending Jagged Peak acquisition announced 10/14/2019; (1) Jagged Peak contract termination fee relates to the early termination of a frac fleet contract. These amounts are included as part of other operating expenses on Jagged Peak’s condensed consolidated statements of operations, as filed with the SEC. Unaudited, in thousands Unaudited, in thousands 4Q18 1Q19 2Q19 3Q19 Panther 3Q18 4Q18 1Q19 2Q19 3Q19 Adjusted EBITDAX reconciliation to net income: Adjusted EBITDAX reconciliation to net income: Net income (loss) attributable to stockholders $,240,119 $-,118,952 $,157,842 $,150,268 Net income (loss) attributable to Parsley Energy, Inc. stockholders $,113,309 $53,773 $,-24,064 $,115,935 $,119,710 Net income (loss) attributable to noncontrolling interests 11626 -3939 19059 19890 Net income (loss) attributable to noncontrolling interests 20840 11626 -3939 19059 19890 Interest expense, net of capitalized 40937 41448 42860 43552 Depreciation, depletion and amortization 157352 160754 173723 198563 211737 Interest income -600 -291 -103 -216 Exploration and abandonment costs 11140 142622 22994 72 11988 Income tax expense (benefit) 68191 -34035 44287 43550 Interest expense, net 32854 32880 33002 33597 33578 Depletion, depreciation, amortization and accretion 222557 232797 259785 277806 Interest income -1055 -600 -291 -103 -216 Exploration expenses 142627 22994 72 11991 Income tax expense (benefit) 32454 16453 -7790 32625 34953 EBITDAX $,725,457 $,140,022 $,523,802 $,546,841 EBITDAX $,366,894 $,417,508 $,193,635 $,399,748 $,431,640 Change in TRA liability $355 — — — Change in TRA liability 355 — Stock-based compensation 7432 8256 8969 9273 Stock-based compensation 4686 4757 5322 4976 5175 Acquisition costs 165 — — — Acquisition costs 165 — Gain on sale of property -16 — — — Gain on sale of property -1383 -16 -1887 Accretion of asset retirement obligations 348 345 353 373 Rig termination costs — — — 0 Impairment / Inventory write down 28145 84 862 31817 Restructuring and other termination costs 1562 — Unrealized loss (gain) on derivatives -333823 242954 -65414 -107536 Inventory write down 451 0 0 Contract termination fee (1) — 3200 — — Loss (gain) on derivatives 22514 -93115 119687 -19561 -56552 Restructuring and other termination costs — — 1562 — Net settlements on derivative instruments 9376 8600 -8339 -8455 3686 Adjusted EBITDAX $,428,063 $,394,861 $,470,134 $,480,768 Net premiums on options that settled during the period -17853 -19115 -9516 -10232 -11765 Adjusted EBITDAX $,385,046 $,319,487 $,301,134 $,368,391 $,370,670 2Q19 3Q19 3Q18 4Q18 1Q19 2Q19 3Q19 Adjusted EBITDAX Margin: panther 10690 11026 11286 12749 13836 Jackal LTM Adjusted EBITDAX $1,796,720 $1,773,826 jackal 3323 3534 3299 3482 3616 Adjusted EBITDAX reconciliation to net income: LTM Production (MBoe) 59389 62828 PF 14013 14560 14585 16231 17452 Net income (loss) attributable to Jagged Peak Energy, Inc. stockholders $,-26,566 $,186,346 $,-94,888 $41,907 $30,558 LTM Adjusted EBITDAX ($/Boe) $30.253413931872906 $28.233048959062838 Interest expense, net of capitalized $8,256 $8,057 $8,446 $9,263 $9,974 Income tax expense (benefit) -7315 51738 -26245 11662 8597 2Q19 3Q19 Depletion, depreciation, amortization and accretion 57660 61803 59074 61222 66069 Net Leverage Ratio: Exploration expenses 23 5 0 0 3 PE Revolving Credit Agreement due 2021 $40,000 $15,000 EBITDAX $32,058 $,307,949 $,-53,613 $,124,054 $,115,201 JAG Revolving Credit Agreement due 2023 150000 215000 Impairment of unproved oil and natural gas properties 0 28145 84 862 31817 PE 6.250% senior unsecured notes due 2024 400000 400000 Contract termination fee (1) 0 0 3200 0 0 PE 5.375% senior unsecured notes due 2025 650000 650000 (Gain) loss on commodity derivatives, net, less net cash from derivative settlements 90169 -230193 141122 -27166 -42905 PE 5.250% senior unsecured notes due 2025 450000 450000 Equity-based compensation expense 2614 2675 2934 3993 4098 JAG 5.875% senior unsecured notes due 2026 500000 500000 Gain on sale of assets -6225 0 0 0 0 PE 5.625% senior unsecured notes due 2027 700000 700000 Total Debt $2,890,000 $2,930,000 Less: Cash and cash equivalents 88895 15263 Adjusted EBITDAX $,118,616 $,108,576 $93,727 $,101,743 $,108,211 Net Debt $2,801,105 $2,914,737 LTM Adjusted EBITDAX 1796720 1773826 Net Debt to LTM Adjusted EBITDAX 1.5590103076717574 1.6431921733022292 Aggregate $,503,662 $,428,063 $,394,861 $,470,134 Variance $0 $0 $0 $0 (1) JAG Footnote Panther 2Q19 3Q19 Net Leverage Ratio: Revolving Credit Agreement due 2021 $40,000 $15,000 6.250% senior unsecured notes due 2024 400000 400000 5.375% senior unsecured notes due 2025 650000 650000 5.250% senior unsecured notes due 2025 450000 450000 5.625% senior unsecured notes due 2027 700000 700000 Total Debt $2,240,000 $2,215,000 Less: Cash and cash equivalents 64099 4660 Net Debt $2,175,901 $2,210,340 LTM Adjusted EBITDAX 1374058 1359682 Net Debt to LTM Adjusted EBITDAX 1.5835583359654395 1.6256301105699715 Jackal 2Q19 Net Leverage Ratio: Revolving Credit Agreement due 2023 $,150,000 $,215,000 5.875% senior unsecured notes due 2026 500000 500000 Total Debt $,650,000 $,715,000 Less: Cash and cash equivalents 24796 10603 Net Debt $,625,204 $,704,397 LTM Adjusted EBITDAX 422662 412257 Net Debt to LTM Adjusted EBITDAX 1.4792056063710484 1.7086356326272203

Operating Cash Margin Reconciliation Note: Certain reclassifications to prior period amounts have been made to conform with current presentation. Unaudited, in thousands Three Months Ended September 30, 2019 2018 Net income attributable to Parsley Energy, Inc. stockholders $,119,710 $,113,309 Net income attributable to noncontrolling interests 19890 20840 Income tax expense 34953 32454 Other revenues -2995 -2369 Depreciation, depletion and amortization 211737 157352 Exploration and abandonment costs 11988 11140 Stock-based compensation 5175 4686 Accretion of asset retirement obligations 373 361 Other operating expense 2175 6129 Interest expense, net 33578 32854 Gain on sale of property -1887 -1383 (Gain) loss on derivatives -56552 22514 Interest income -216 -1055 Other income 1678 76 Operating cash margin $,379,607 $,396,908 Operating cash margin per Boe $27.44 $37.130000000000003 Average price per Boe, without realized derivatives $36.65 $47.58 Operating cash margin percentage 0.74870395634379272 0.78036990332072309

Free Cash Flow (Outspend) Reconciliation Unaudited, in thousands Three Months Ended September 30, 2019 Nine Months Ended September 30, 2019 Net cash provided by operating activities $,325,418 $,941,300 Net change in operating assets and liabilities, net of acquisitions 13694 -1862 Total discretionary cash flow $,339,112 $,939,438 Development of oil and natural gas properties $-,343,988 $-1,081,182 Reductions (additions) to oil and natural gas properties - change in capital accruals 25695 -15429 Total accrual-based development capital expenditures $-,318,293 $-1,096,611 Free cash flow (outspend) $20,819 $-,157,173

Reserves Disclosure Oil & Gas Reserves This presentation provides disclosure of Parsley’s proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions (using unweighted average 12-month first day of the month prices), operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. In this presentation, proved reserves attributable to Parsley as of 12/31/2018 are estimated utilizing SEC reserve recognition standards and pricing assumptions based on an unweighted first day of the month average 12-month WTI Phillips 66 posted price, net of differentials, of $61.88/Bbl for oil and $28.05/Bbl for NGLs and a WAHA spot natural gas price, net of differential, of $1.64/MMBtu for natural gas. References to our estimated proved reserves as of 12/31/2018 are derived from our proved reserve report audited by Netherland, Sewell & Associates, Inc. (“NSAI”). We may use the term “expected ultimate recoveries” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Parsley from including in filings with the SEC. Unless otherwise stated in this presentation, such estimates have been prepared internally by our engineers and management without review by independent engineers. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited or no drilling history. We include these estimates to demonstrate what we believe to be the potential for future drilling and production by the Company. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill all of the drilling locations we identify. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions, the impact of future oil and gas pricing, exploration and development costs, and our future drilling decisions and budgets based upon our future evaluation of risk, returns and the availability of capital and, in many areas, the outcome of negotiation of drilling arrangements with holders of adjacent or fractional interest leases. Our estimates may change significantly as development of our properties provides additional data and therefore actual quantities that may ultimately be recovered will likely differ from these estimates. Our related expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells, the undertaking and outcome of future drilling activity and activity that may be affected by significant commodity price declines or drilling cost increases. Unless otherwise noted, Net Present Value (“NPV”) estimates are before taxes and assume the Company generated EUR and decline curve estimates based on Company drilling and completion cost estimates that do not include facilities, land, seismic, general and administrative (“G&A”) or other corporate level costs. Organic Reserves Replacement Ratio Parsley uses the organic reserves replacement ratio as an indicator of the Company's ability to replace the reserves that it has developed and to increase its reserves over time. The organic reserves replacement ratio is calculated as total reserve additions and revisions (technical and pricing), divided by total production. The ratio calculation excludes acquisitions and divestitures. The ratio is not a representation of value creation and has a number of limitations that should be considered. For example, the ratio does not incorporate the costs or timing of developing future reserves. Proved Developed Finding and Development (“F&D”) Costs Parsley uses proved developed F&D (“PD F&D”), oil and gas proved developed F&D, and drillbit F&D costs as an indicator of capital efficiency, in that it measures Parsley’s costs to add proved developed reserves on a per Boe basis. Proved developed F&D is calculated as total 2018 capital expenditures (including Infrastructure and Other) divided by total 2018 proved developed reserves additions and revisions (technical and pricing). Drillbit F&D is calculated as total 2018 capital expenditures (including Infrastructure and Other), divided by total 2018 reserves additions and revisions (technical and pricing). Both calculations exclude acquisitions and divestitures and are subject to limitations, including the uncertainty of future costs to develop the company’s reserves. Oil and gas PD F&D cost is calculated by dividing annual development capital expenditures by year-over-year proved developed producing and proved developed non-producing reserve additions, and includes reclassifications and technical and pricing revisions, but excludes acquisitions and divestitures. Recycle Ratio Parsley uses recycle ratio as a measure of its capital efficiency based on its finding and development costs. Recycle ratio is calculated as operating cash margin divided by PD F&D.